Filed Pursuant to Rule 424(b)(3)
Registration No. 333-112520

Prospectus Supplement No. 6
(to Prospectus dated May 5, 2004)

This Prospectus Supplement No. 6 supplements and amends the Prospectus dated May 5, 2004 (the “Prospectus”) relating to the sale from time to time of up to 16,000,000 shares of our common stock by certain selling stockholders.

On November 15, 2004, we filed with the Securities and Exchange Commission the attached Current Report on Form 8-K. On November 15, 2004, we filed with the Securities and Exchange Commission the attached Quarterly Report on Form 10-Q. The attached information supplements and supersedes, in part, the information contained in the Prospectus.

This Prospectus Supplement No. 6 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 6 supersedes the information contained in the Prospectus.

Our common stock is listed on the Nasdaq National Market under the symbol “ORGN.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 6 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is November 15, 2004.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: November 12, 2004
(Date of earliest event reported)

ORIGEN FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	Commission File No. 000-50721	20-0145649
(State of Organization)		(IRS Employer I.D. No.)

27777 Franklin Road
Suite 1700
Southfield, Michigan 48034
(Address of principal executive offices)

(248) 746-7000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 140.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     On November 12, 2004, Origen Financial, Inc. issued a press release reporting earnings and other financial results for the fiscal quarter ended September 30, 2004. A copy of the press release is attached as Exhibit 99.1.

     The information in this Current Report shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 12, 2004	Origen Financial, Inc.
	By:	/s/ W. Anderson Geater, Jr.
W. Anderson Geater, Jr., Chief Financial Officer

ORIGEN FINANCIAL, INC.
EXHIBIT INDEX

Exhibit No.	Description	Furnished Herewith
99.1	Text of Press Release, dated November 12, 2004	X

Exhibit 99.1

FOR IMMEDIATE RELEASE
Contact: W. Anderson Geater
866.4 ORIGEN

Origen Financial Announces Third Quarter Results and Declares Dividend Payment

     SOUTHFIELD, MI. (November 12, 2004) — Origen Financial, Inc. (NASDAQ: ORGN), a real estate investment trust that originates and services manufactured home loans, today announced net income of $1.7 million, or $0.07 per share on a fully-diluted basis, for its third quarter ended September 30, 2004, compared with a net loss of $14.8 million by Origen’s predecessor for the third quarter of 2003. Origen also announced today that it has declared a dividend payment for the third quarter of 2004. The dividend was declared on November 12, 2004 and will be paid to holders of Origen’s common stock of record on November 22, 2004. The aggregate amount of the dividend will be approximately $6.3 million, or $0.25 per share.

     “As previously announced, in our October 4th release, Origen will pay a $.25 dividend this quarter, which will include a substantial return of capital” stated Ronald A. Klein, Origen’s Chief Executive Officer. “We will review our dividend policy in light of our future operational results, business outlook, cash usage and other appropriate factors and we expect our rate of distributions to more closely approximate our estimated taxable earnings.”

Financial Highlights

     Total revenue for the third quarter 2004 increased 86% to $14.5 million from $7.8 million for the third quarter of 2003. For the third quarter of 2004, Origen’s interest income was $11.5 million, as compared to $5.8 million for the third quarter of 2003, an increase of 98%. The increase was primarily due to the increased size of the owned loan portfolio between the quarters compared. Interest expense for the third quarter 2004 was $3.7 million versus $5.4 million for the third quarter 2003 despite the fact that average borrowings were 31% greater than the third quarter of 2003. The decrease of 31% in interest expense was due to substantially lower average interest rates on borrowings for the 2004 period.

     Non-interest income for the third quarter 2004 totaled $3.0 million as compared to $2.0 million for the third quarter 2003, an increase of 50%. Fees from loan servicing activities were the primary source of non-interest income.

     Non-interest expenses were $7.5 million for the third quarter 2004, down 28% compared to $10.5 million for the third quarter 2003, excluding a write-down of loan residual interest of $3.8 million in the 2003 quarter. The decrease was largely related to reduced personnel costs and a reduction in professional fees.

     “Given the continued difficulties in the manufactured housing industry we are generally pleased with our second quarter results,” stated Klein. “We increased our origination volume by 30% over second quarter 2004 to $78.4 million. After three quarters we have originated $184.4 million in loans as compared to $188.4 million for all of 2003. We were especially pleased with the results of our 2004 B securitization which resulted in more leverage and tighter spreads than our 2004 A securitization. However, the industry continues to see a decline in new home shipments, and current low interest rates make site built homes more competitive relative to manufactured housing.”

Highlights for the Quarter

•	Net loan portfolio (“owned portfolio”) at September 30, 2004, of $519.9 million, increased 41% over the December 31, 2003 year-end balance of $368.5 million and 89% over the September 30, 2003 year ago quarter-end balance of $245.1 million.

•	Loan production for third quarter 2004 increased by 30% to $78.4 million compared to second quarter 2004 production of $60.4 million and also 30% versus third quarter 2003 production of $60.1 million.

•	Completion of Origen 2004 B securitization, with the issuance of $169 million of asset-backed certificates secured by manufactured housing contracts with seven separate offered classes ranging from $10 million to $49 million consisting of AAA, AA, A and BBB rated bonds.

Portfolio Performance

     Loans 60+ days delinquent were 1.9% of the owned loan portfolio at September 30, 2004 compared to 2.2% at September 30, 2003. The allowance for general loan losses increased to $4.7 million at September 30, 2004 from $4.5 at September 30, 2003. Origen charged off $1.4 million to the general loan loss reserve and $928,000 against the loan recourse reserve for the third quarter 2004. Additionally, Origen made a $1.5 million provision for general loan losses during the quarter. Origen continues to experience better loan performance for loans originated in 2002 and later, as compared to loans originated in 2000 and 2001.

     “We continue to see better portfolio performance as a result of the underwriting improvements we continue to make,” said Klein. “Third quarter results were better than second quarter and October saw a further reduction in delinquency. Furthermore, recovery rates increased for our owned portfolio in the third quarter versus second quarter. While we are encouraged by the performance of our overall portfolio as we head into the challenging fourth quarter holiday period, we are carefully monitoring the performance of our loans in hurricane affected states where we have seen a pick up in late stage delinquency. Furthermore, we have seen deterioration in the performance of loans located in Michigan, which make up a relatively high percentage of some of our older pools. Job losses in the state have impacted our customers’ ability to make their payments.” Klein further stated, “October was our second highest origination volume month in 2004, slightly ahead of September. Additionally, in October, loans closed under our Recovery Rewards program (whereby dealers provide a minimum 65% recovery rate on repossessed units in exchange for an interest strip on performing loans) increased to 41% of our volume versus 30% year to date. However, we did see a notable slowdown in loan originations in some of the hurricane affected states, particularly Florida and Georgia. Excluding FEMA shipments, new home shipments were down again in October with multi section homes down 11%. We expect to see a continuing challenging environment for the remainder of the year and into 2005. In the face of these conditions, we remain determined to not vary from the sound lending practices that have led to our successful securitizations and profitability.”

Earnings Call and Webcast

     A conference call and webcast are scheduled for November 15, 2004, at 11:00 a.m. EST to discuss third quarter 2004 earnings. Registration for the conference call and webcast can be made through Origen’s website at www.origenfinancial.com. The toll-free call-in number for Q&A is 800-289-0544. A listen only call-in number, 800-289-0552, is also available. A replay will be available following the call through Friday, November 19, and can be accessed by dialing 719-457-0820 or 888-203-1112. The confirmation code for the replay is 939701. The replay will also be available on Origen’s website.

About Origen

     Origen is an internally managed and internally advised company that has elected to be taxed as a real estate investment trust. Based in Southfield, Michigan, with significant operations in Ft. Worth, Texas, Origen is a national consumer manufactured home lender and servicer. It offers a complete line of home only products and land home conforming and non-conforming products. Origen also provides servicing for manufactured home only and land home loans. For more information about Origen, visit www.origenfinancial.com.

ORIGEN FINANCIAL, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except for share data)

ASSETS

	(Unaudited)
	September 30,	December 31,
	2004	2003
Assets
Cash and Equivalents	$37,336	$6,926
Restricted Cash	7,821	6,017
Investment Securities	37,212	—
Loans Receivable	519,873	368,509
Premises & Equipment	2,169	2,476
Goodwill	32,277	32,277
Other Assets	29,962	28,337

Total Assets	$666,650	$444,542

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Warehouse Financing	$62,882	$273,404
Securitization Financing	342,968	—
Repurchase Agreements	21,552	—
Note Payable	—	4,037
Loan Recourse Liability	4,750	8,740
Other Liabilities	16,472	15,572

Total Liabilities	448,624	301,753

Equity
Common Stock	252	152
Preferred Stock	125	—
Additional Paid-in Capital	219,100	143,289
Deferred Compensation Restricted Stock	(3,754)	(1,114)
Accumulated Other Comprehensive Loss	—	(20)
Retained Earnings	2,303	482

Total Equity	218,026	142,789

Total Liabilities and Equity	$666,650	$444,542

ORIGEN FINANCIAL, INC.
CONSOLIDATED STATEMENT OF EARNINGS
(Dollars in thousands, except for share data)
(Unaudited)

	Quarter Ended September, 30	Quarter Ended September, 30	Increase (Decrease)
	2004	2003	$	%
Interest Income
Total Interest Income	$11,483	$5,785	$5,698	98.5%
Total Interest Expense	3,723	5,397	(1,674)	-31.0%

Net Interest Income Before Losses	7,760	388	7,372	1900.0%
Provision for Loan and Recourse Losses	1,500	2,910	(1,410)	-48.5%

Net Interest Income After Losses	6,260	(2,522)	8,782	348.2%
Non-interest Income	2,976	1,969	1,007	51.1%
Adjustment in Value of Retained Interests in Loans Sold	—	(3,804)	(3,804)	-100.0%
Non-interest Expenses:
Total Personnel	5,206	7,002	(1,796)	-25.6%
Total Loan Origination & Servicing	334	312	22	7.1%
State Taxes	13	14	(1)	-7.1%
Total Other Operating	1,992	3,156	(1,164)	-36.9%

Total Non-interest Expenses	7,545	10,484	(2,939)	-28.0%

Net Income (Loss)	$1,691	$(14,841)	$16,532	111.4%

Common Shares Outstanding	25,228,150

Weighted Average Common Shares Outstanding, Basic	24,726,729

Weighted Average Common Shares Outstanding, Diluted	25,028,922

Earnings Per Share on Basic Average Shares Outstanding	$0.07

Earnings Per Share on Diluted Average Shares Outstanding	$0.07

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 10-Q

[X] Quarterly report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

FOR THE QUARTERLY PERIOD ENDED September 30, 2004

OR

[ ] Transition report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the Transition Period From ________ to ________

COMMISSION FILE NUMBER 000-50721

Origen Financial, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	20-0145649
(State of Incorporation)	(I.R.S. Employer Identification No.)

27777 Franklin Rd.
Suite 1700
Southfield, MI	48034
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (248) 746-7000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ] No [ ]

Number of shares of Common Stock, $.01 par value, outstanding as of November 10, 2004: 25,228,150

Origen Financial, Inc.

Part I

Item 1. Financial Statements

Origen Financial, Inc.

Consolidated Balance Sheet
(In thousands, except share data)

September 30, 2004 and December 31, 2003

	(Unaudited)
	September 30,	December 31,
	2004	2003
ASSETS
Assets
Cash and equivalents	$37,336	$6,926
Restricted cash	7,821	6,017
Loans receivable, net of allowance for losses of $4,693 and $3,614, respectively	519,873	368,509
Investments held to maturity	37,212	—
Furniture, fixtures and equipment, net	2,169	2,476
Goodwill	32,277	32,277
Other assets	29,962	28,337

Total assets	$666,650	$444,542

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Warehouse financing	$62,882	$273,404
Securitization financing	342,968	—
Repurchase agreements	21,552	—
Notes payable – servicing advances	—	4,037
Recourse liability	4,750	8,740
Other liabilities	16,472	15,572

Total liabilities	448,624	301,753

Stockholders’ Equity
Preferred stock, $.01 par value, 10,000,000 shares authorized; 125 and -0- shares issued and outstanding at September 30, 2004 and December 31, 2003, respectively	125	—
Common stock, $.01 par value, 125,000,000 shares authorized; 25,230,150 and 15,060,000 shares issued and outstanding at September 30, 2004 and December 31, 2003, respectively	252	152
Additional paid-in-capital	219,100	143,289
Accumulated other comprehensive loss	—	(20)
Unearned stock compensation	(3,754)	(1,114)
Retained earnings	2,303	482

Total stockholders’ equity	218,026	142,789

Total liabilities and stockholders’ equity	$666,650	$444,542

The accompanying notes are an integral part of these financial statements.

Origen Financial, Inc.

Consolidated Statement of Operations (Unaudited)
(In thousands, except share data)

For the periods ended September 30, 2004 and 2003

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Interest Income
Total interest income	$11,483	$5,785	$30,877	$15,990
Total interest expense	3,723	5,397	10,037	12,590

Net interest income before loan losses	7,760	388	20,840	3,400
Provision for credit losses and recourse liability	1,500	2,910	4,922	4,748

Net interest income (loss) after loan losses	6,260	(2,522)	15,918	(1,348)
Non-interest income	2,976	1,969	8,870	7,088
Non-interest Expenses
Personnel	5,206	7,002	14,523	16,026
Loan origination and servicing	334	312	932	922
Write down of residual interest	—	3,804	—	5,084
State business taxes	13	14	176	18
Other operating	1,992	3,156	5,166	7,217

Total non-interest expense	7,545	14,288	20,797	29,267

NET INCOME (LOSS)	$1,691	$(14,841)	$3,991	$(23,527)

Weighted average common shares outstanding	24,726,729	N/A	20,347,128	N/A

Weighted average common shares outstanding, diluted	25,028,922	N/A	20,580,491	N/A

Earnings per common share:
Basic	$0.07	N/A	$0.20	N/A

Diluted	$0.07	N/A	$0.19	N/A

Common dividends declared	$0.06	N/A	$0.10	N/A

The accompanying notes are an integral part of these financial statements.

Origen Financial, Inc.

Consolidated Statement of Other Comprehensive Income (Loss)
(Unaudited)
(In thousands)

For the periods ended September 30, 2004 and 2003

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Net income (loss)	$1,691	$(14,842)	$3,991	$(23,527)
Unrealized gain (loss) on interest rate swaps	—	88	20	(321)

Comprehensive income (loss)	$1,691	$(14,754)	$4,011	$(23,848)

The accompanying notes are an integral part of these financial statements.

Origen Financial, Inc.

Consolidated Statement of Cash Flows (Unaudited)
(In thousands)

For the nine months ended September 30

	2004	2003
Cash Flows From Operating Activities
Net income (loss)	$3,991	$(23,527)
Adjustments to reconcile net income (loss) to cash used in operating activities:
Provision for credit losses and recourse liability	4,922	4,748
Impairment of residual interest	—	5,084
Depreciation and amortization	4,172	2,852
Originations of loans held for sale	(203,397)	(128,156)
Principal collections on loans	46,375	22,453
Increase in other assets	(15,131)	(7,819)
Increase in accounts payable and other liabilities	(2,495)	5,208

Net cash used in operating activities	(161,563)	(119,157)
Cash Flows From Investing Activities
Purchase of investment securities	(36,697)	—
Capital expenditures	(286)	(867)

Net cash used in investing activities	(36,983)	(867)
Cash Flows From Financing Activities
Net proceeds from issuance of preferred stock	95	—
Net proceeds from issuance of common stock	73,301
Proceeds from minority interest investment	—	43,955
Proceeds from sale of repossessed homes	7,780	4,196
Dividends paid	(2,170)	—
Proceeds from warehouse and securitization financing	687,445	558,913
Repayment of warehouse and securitization financing	(533,458)	(486,593)
Net change in notes payable — servicing advances	(4,037)	(191)

Net cash provided by financing activities	228,956	120,280

NET INCREASE IN CASH AND CASH EQUIVALENTS	30,410	256
Cash and cash equivalents, beginning of period	6,926	257

Cash and cash equivalents, end of period	$37,336	$513

Supplemental disclosures of cash flow information:
Interest paid	$9,779	$4,007
Non cash financing activities:
Restricted common stock issued as unearned compensation	$3,918	$—

The accompanying notes are an integral part of these financial statements.

Origen Financial, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Note A — Basis of Presentation

These unaudited consolidated financial statements of Origen Financial, Inc., a Delaware corporation (the “Company”) at September 30, 2004 and for its predecessor Origen Financial, L.L.C. for the three and nine months ended September 30, 2003, have been prepared pursuant to the Securities and Exchange Commission (“SEC”) rules and regulations and should be read in conjunction with the consolidated financial statements and notes thereto for the period ended December 31, 2003, included in the Company’s Registration Statement on Form S-11 (Registration No. 333-112516) filed May 5, 2004 with respect to its initial public offering. The following notes to consolidated financial statements present interim disclosures as required by the SEC. The accompanying consolidated financial statements reflect, in the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements. All such adjustments are of a normal recurring nature. Certain reclassifications have been made to prior periods’ financial statements in order to conform to current period presentation. Results for interim periods are not necessarily indicative of the results that may be expected for a full year.

The results of operations for the three months and nine months ended September 30, 2003 are those of Origen Financial, Inc.’s predecessor company, Origen Financial, L.L.C. Origen Financial L.L.C. relied heavily on high cost short-term borrowings to fund day-to-day operations due to a lack of significant permanent capital. This lack of capital combined with losses incurred from underperforming loans originated prior to year 2002 (referred to as “legacy” loans), resulted in significant net operating losses prior to the commencement of the Company’s operations.

Note B — Per Share Data

Basic earnings per share are computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if dilutive securities were exercised or converted into common stock.

Origen Financial, Inc.

Notes to Consolidated Financial Statements (Unaudited)

The following table presents a reconciliation of the numerator (income applicable to common shareholders) and denominator (weighted average common shares outstanding) for the basic earnings per share calculation at September 30, 2004 (in thousands, except earnings per share):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Numerator:
Net income (loss)	$1,691	$(14,841)	$3,991	$(23,527)
Preferred stock dividends	(4)	—	(12)	—

Income (loss) available to common shareholders	$1,687	$(14,841)	$3,979	$(23,527)

Denominator:
Weighted average common shares for basic EPS	24,727	N/A	20,347	N/A
Effect of dilutive securities:
Restricted stock awards	302	N/A	233	N/A

Weighted average common shares for diluted EPS	25,029	N/A	20,580	N/A

Basic EPS	$0.07	N/A	$0.20	N/A

Diluted EPS	$0.07	N/A	$0.19	N/A

Origen Financial, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Note C — Stock Options

The Company has elected to measure compensation cost using the intrinsic value method in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees”. Accordingly, since all options were granted at a fixed price not less than the fair market value of the Company’s common stock on the date of grant, no compensation cost has been recognized for its stock option plan. Had stock option costs of the plan been determined based on the fair value at the grant dates for awards under the plan consistent with the methodology of Statement of Financial Accounting Standards No. 123 (“SFAS 123”) “Accounting For Stock Based Compensation”, the pro forma effects on the Company’s net income and earnings per share would be as follows for the periods ended September 30, 2004 (in thousands except income per share):

	Three Months	Nine Months
	Ended	Ended
	September 30, 2004
Net income available to common shareholders	$1,687	$3,979
Stock option compensation cost	(3)	(9)

Pro forma net income available to common shareholders	$1,684	$3,970

Basic income per share as reported	$0.07	$0.20
Stock option compensation cost	—	—

Pro forma basic income per share	$0.07	$0.20

Diluted income per share as reported	$0.07	$0.19
Stock option compensation cost	—	—

Pro forma diluted income per share	$0.07	$0.19

Note D — Investments

The Company follows the provisions of Statement of Financial Accounting Standards No. 115 (“SFAS 115”), “Accounting For Certain Investments in Debt and Equity Securities,” in reporting its investments. At September 30, 2004 the Company’s investments consisted of three asset backed securities with principal amounts of $32.0 million, $3.1 million and $5.2 million. The securities are collateralized by manufactured home loans and are classified as held-to-maturity. They have contractual maturity dates of July 28, 2033, December 28, 2033 and December 28, 2033, respectively. The securities are carried on the Company’s balance sheet at amortized cost of $37.2 million which approximates their market value at September 30, 2004.

Origen Financial, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Note E — Allowance for Credit Losses and Recourse Liability

The allowance for credit losses and related additions and deductions to the allowance were as follows for the periods ended September 30 (in thousands):

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2004	2003	2004	2003
Balance at beginning of period	$4,547	$2,914	$3,614	$2,743
Provision for loan losses	1,500	2,909	4,922	4,748
Transfers from recourse liability	928	727	3,990	2,997
Gross chargeoffs	(4,531)	(3,635)	(14,253)	(10,624)
Recoveries	2,249	1,600	6,420	4,651

Balance at end of period	$4,693	$4,515	$4,693	$4,515

The recourse liability and related additions and transfers out of the recourse liability were as follows for the periods ended September 30 (in thousands):

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2004	2003	2004	2003
Balance at beginning of period	$5,678	$10,426	$8,740	$13,320
Reimbursements for losses per recourse agreements	—	—	—	(624)
Transfers to allowance for credit losses	(928)	(727)	(3,990)	(2,997)

Balance at end of period	$4,750	$9,699	$4,750	$9,699

Note F — Loan Securitizations

Periodically the Company securitizes manufactured home loans. Under the current legal structure of the securitization program, the Company sells manufactured home loans it originates and purchases to a trust for cash. The trust sells asset-backed bonds secured by the loans to investors. The Company records certain assets and income based upon the difference between all principal and interest received from the loans sold and the following factors: (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all excess contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on loans.

Origen Financial, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Note F — Loan Securitizations (Continued)

These loan securitizations may be structured as financing transactions as opposed to sales transactions, typically by structuring the transaction to allow the Company to participate in the auction process at the scheduled termination of the existence of the qualified special purpose entity (the trust). The Company structured all loan securitizations occurring before 2003 as loan sales and all loan securitizations in 2003 and 2004 as financings for accounting purposes. When securitizations are structured as financings no gain or loss is recognized, nor is any allocation made to residual interests or servicing rights. Rather, the loans securitized continue to be carried by the Company as assets, and the asset backed bonds secured by the loans are carried as a liability.

On February 11, 2004, the Company completed a securitized financing transaction for approximately $240.0 million of loans, which was funded by issuing bonds in the approximate amount of $200.0 million, at a duration weighted average interest cost of 5.13%. The transaction was structured to issue classes of bonds with different estimated maturity dates and average lives to better meet investor demands. Approximately $176.7 million of the securitization proceeds were used to reduce the aggregate balances of the notes outstanding under the Company’s short-term securitization facility.

On September 29, 2004, the Company completed a second securitized financing transaction for approximately $200.0 million of loans, which was funded by issuing bonds in the approximate amount of $169.0 million, at a duration weighted average interest cost of 5.41%. The transaction was also structured to issue classes of bonds with different estimated maturity dates and average lives to better meet investor demands. Net proceeds from the transaction totaled approximately $168.2 million, of which approximately $143.6 million was used to reduce the aggregate balances of the notes outstanding under the Company’s short-term securitization facility.

Total principal balance of loans serviced that the Company has securitized and accounted for as a sale at September 30, 2004 was approximately $183.3 million. Delinquency statistics (including repossessed inventory) on those loans are as follows at September 30, 2004 (dollars in thousands):

	No. of	Principal	% of
Days delinquent	Loans	Balance	Portfolio
31-60	124	$5,005	2.7%
61-90	63	2,610	1.4%
Greater than 90	217	9,830	5.4%

Origen Financial, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Note F — Loan Securitizations (Continued)

The Company assesses the carrying value of the residual interests and servicing assets for impairment on a monthly basis. There can be no assurance that the Company’s estimates used to determine the residual receivable and the servicing asset valuations will remain appropriate for the life of the securitization. If actual loan prepayments or defaults exceed the Company’s estimates, the carrying value of the Company’s residual receivable and/or servicing asset may decrease through a charge against earnings in the period management recognizes the disparity. The Company’s residual interest balance was approximately $749,000 and the servicing asset was approximately $1.5 million at September 30, 2004.

Note G — Debt

Total debt outstanding was as follows (in thousands):

	September 30,	December 31,
	2004	2003
Warehouse financing	$84,434	$273,404
Securitization financing	342,968	—
Notes payable — servicing advances	—	4,037

	$427,402	$277,441

Notes Payable — Citigroup - The Company through its operating subsidiary Origen Financial L.L.C., currently has a short term securitization facility with Citigroup Global Markets Realty Corp. (“Citigroup”) (formerly Salomon Brothers Realty Corporation). Under terms of the facility, originally entered into in March 2003 and revised in November 2003, the Company is advanced funds and in turn pledges as collateral manufactured home loans. On March 30, 2004 the terms of the agreement were modified by segregating the pledged loans into three separate pools designated 2004-1A, 2004-1B and 2004-1C. The maximum advance amount on 2004-1A (for new loan production) was set at $170.0 million, the fixed advance amount on 2004-1B (for loans originated in 2003) was set at approximately $71.6 million and the maximum amount on 2004-1C (for loans acquired from third parties) was set at $150.0 million. The modification added a stratified advance rate for each pool and reduced the stated interest rate on all three pools. The annual interest rate on the pools is a variable rate equal to LIBOR plus a spread. Additionally, the maturity date was fixed on 2004-1A at March 29, 2005, on 2004-1B at November 16, 2004 and on 2004-1C at March 28, 2006.

On September 30, 2004, the advance rate was 84.0% of the eligible principal balance of the manufactured home loans pledged to 2004-1A, 78.5% of the eligible principal balance of the manufactured home loans pledged to 2004-1B and 72.6% of the eligible principal balance of the manufactured home loans pledged to 2004-1C and the outstanding advance amounts were approximately $26.9 million on 2004-1A, $10.6 million on 2004-1B and $25.4 million on 2004-1C, for a total of $62.9 million.

Origen Financial, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Note G — Debt (Continued)

Repurchase Agreements — The Company has entered into two repurchase agreements with Citigroup for the purpose of financing the purchase of investments in two asset backed securities with principal balances of $32.0 million and $3.1 million, respectively. Under the terms of the agreements the Company sells its interest in the securities with an agreement to repurchase them at a predetermined future date at the principal amount sold plus an interest component. The securities are sold at an amount equal to 75% of their current market value as determined by Citigroup. The sales are accounted for as financings for accounting purposes. At September 30, 2004 the repurchase agreements had outstanding principal balances of approximately $19.6 million and $1.9 million, annual interest rates equal to LIBOR plus a spread and maturity dates of October 28, 2004 and October 6, 2004, respectively. Typically the repurchase agreements are rolled over for 30 day periods when they expire.

Notes Payable — 2004-A Securitization — On February 11, 2004, the Company completed a securitization of approximately $240.0 million in principal balance of manufactured home loans. The securitization was accounted for as a financing. As part of the securitization the Company, through a special purpose entity, Origen Manufactured Housing Trust 2004-A issued $200.0 million in notes payable. The notes are stratified into six different classes and pay interest at a duration weighted average rate of approximately 5.13%. The notes have a contractual maturity date of October 2013 with respect to the Class A-1 notes; August 2017, with respect to the Class A-2 notes; December 2020, with respect to the Class A-3 notes; and January 2035, with respect to the Class A-4, Class M-1 and Class M-2 notes. At September 30, 2004 the outstanding balance of the notes was approximately $176.1 million.

Notes Payable — 2004-B Securitization — On September 29, 2004, the Company completed a securitization of approximately $200.0 million in principal balance of manufactured home loans. The securitization was accounted for as a financing. As part of the securitization the Company, through a special purpose entity, Origen Manufactured Housing Trust 2004-B issued $169.0 million in notes payable. The notes are stratified into seven different classes and pay interest at a duration weighted average rate of approximately 5.26%. The notes have a contractual maturity date of June 2013 with respect to the Class A-1 notes; December 2017, with respect to the Class A-2 notes; August 2021, with respect to the Class A-3 notes; and November 2035, with respect to the Class A-4, Class M-1, Class M-2 and class B-1 notes. At September 30, 2004 the aggregate outstanding balance of the 2004-B securitization notes was approximately $166.8 million.

Notes Payable — Servicing Advances — The Company currently has a revolving credit facility with Bank One, NA. Under the terms of the facility the Company can borrow up to $7.0 million for the purpose of funding required principal and interest advances on manufactured home loans that are serviced for outside investors. Borrowings under the facility are repaid upon the collection by the Company of monthly payments made by borrowers under such manufactured home loans. The bank’s prime interest rate is payable on the outstanding balance. To secure the loan from Bank One, the Company has granted Bank One a security interest in substantially all its assets (excluding securitized assets). The facility has a termination date of December 31, 2004. At September 30, 2004 there was no outstanding balance on this facility.

Origen Financial, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Note G — Debt (Continued)

The average balance and average interest rate of outstanding debt was as follows (dollars in thousands):

	September 30, 2004		December 31, 2003
	Average	Average	Average	Average
	Balance	Rate	Balance	Rate
Notes payable – Citigroup	$160,698	3.8%	$250,935	4.2%
Notes payable – 2004-A securitization	159,764	4.3%	—	—
Notes payable – 2004-B securitization	1,225	4.8%
Repurchase agreements	16,483	2.1%	2,699	4.4%
Note payable — servicing advances	739	6.2%	—	—

Note H — Equity Incentive Plan

The Company’s equity incentive plan has approximately 1.8 million shares of common stock reserved for issuance as either stock options or stock grants. Under the plan, the exercise price of the options will not be less than the fair market value of the common stock on the date of grant. The date on which the options are first exercisable is determined by the Compensation Committee of the Board of Directors as the administrator of the Company’s stock option plan, and options generally vest over a two-year period. As of September 30, 2004, 276,000 options were outstanding under the plan at an exercise price of $10.00.

The Company has adopted the disclosure requirements of SFAS 123. Accordingly, the fair value of each option granted in 2004 was estimated using the Cox, Ross & Rubenstein binomial option-pricing model based on the assumptions stated below:

Estimated weighted average fair value per share of options granted	$0.40
Assumptions:
Annualized dividend yield	12.00%
Common stock price volatility	15.00%
Weighted average risk free rate of return	4.00%
Weighted average expected option term (in years)	5.0

Origen Financial, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Note I — Stockholders’ Equity

Effective January 1, 2004, the Company sold 125 shares of its Series A Cumulative Redeemable Preferred Stock directly to 125 investors at a per share price of $1,000.00. The transaction resulted in net proceeds to the company of $95,000. These shares pay dividends semi-annually in June and December at an annual rate of 12.5%.

On February 4, 2004, the Company completed a private placement of 1,000,000 shares of its common stock to one institutional investor. The offering price was $10.00 per share, which provided approximate net proceeds to the Company of $9.4 million.

On January 29, 2004, March 23, 2004 and August 5, 2004 the Company issued 207,000, 113,000 and 111,750 restricted stock awards, respectively, to certain officers and employees. The stock awards issued on January 29, 2004 and March 23, 2004 were issued at $10.00 per share and the stock awards issued on August 5, 2004 were issued at $7.50 per share. The stock awards are being amortized over their estimated service period. Compensation cost recognized for the restricted stock awards was $0.6 million and $1.4 million for the three and nine months ended September 30, 2004, respectively.

On May 6, 2004, the Company completed an initial public offering of 8.0 million shares of its common stock. In June 2004 the underwriters of the initial public offering purchased an additional 625,900 shares of the Company’s common stock pursuant to an underwriter’s over-allotment option. Net proceeds from these transactions were $62.9 million after discount and expenses, which were used primarily to pay down the aggregate balances of the notes outstanding under the Company’s loan funding facility with Citigroup and fund new loan originations.

On July 22, 2004, the Company declared a dividend of $0.06 per common share payable to holders of record as of August 2, 2004. On August 30, 2004 those dividends were paid and totaled approximately $1.5 million.

Note J — Subsequent Events

On November 12, 2004 the Company declared a dividend of $0.25 per common share payable to holders of record as of November 22, 2004.

     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     This Form 10-Q includes certain forward looking statements. The words “will,” “may,” “designed to,” “believes,” “should,” “anticipates,” “plans,” “expects,” “intends,” and “estimates,” and similar expressions, identify these forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, these expectations may not be correct. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this document include the following:

•	the performance of our manufactured home loans;

•	our ability to borrow at favorable rates and terms;

•	the supply of manufactured home loans;

•	interest rate levels and changes in the yield curve (which is formed by the differing Treasury rates paid on one, two, three, five, ten and 30 year term debt);

•	our ability to use hedging strategies to insulate our exposure to changing interest rates;

•	changes in, and the costs associated with complying with federal, state and local regulations, including consumer finance and housing regulations;

•	applicable laws, including federal income tax laws; and

•	general economic conditions in the markets in which we operate.

     All forward-looking statements included in this document are based on information available to us on the date of this document. We do not intend to update or revise any forward-looking statements that we make in this document or other documents, reports, filings or press releases, whether as a result of new information, future events or otherwise.

     The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto.

Overview

     On October 8, 2003, we began operations upon the completion of a private placement of $150 million of our common stock to certain institutional and accredited investors. On February 4, 2004, we completed another private placement of $10 million of our common stock to one institutional investor. In connection with and as a condition to the October 2003 private placement, we acquired all of the equity interests of Origen Financial L.L.C. We also took steps to qualify the Company as a REIT. Currently, most of our operations are conducted through Origen Financial L.L.C., which is our wholly-owned subsidiary. We conduct the rest of our business operations through our other wholly-owned subsidiaries, including taxable REIT subsidiaries, to take advantage of certain business opportunities and ensure that we comply with the federal income tax rules applicable to REITs.

     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     The results of operations for the three months and nine months ended September 30, 2003 used for comparison purposes in this discussion and analysis of financial condition and results of operations are those of our predecessor company Origen Financial, L.L.C. Origen Financial L.L.C. relied heavily on high cost short-term borrowings to fund day-to- day operations due to a lack of significant permanent capital. This lack of capital combined with losses incurred from underperforming loans originated prior to year 2002 (referred to as “legacy” loans), resulted in significant net operating losses prior to the commencement of our operations.

Critical Accounting Policies

     Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. On an on-going basis, we evaluate these estimates, including those related to reserve for credit losses, recourse liabilities, servicing rights and retained interests in loans sold and securitized. Estimates are based on historical experience, information received from third parties and on various other assumptions that are believed to be reasonable under the circumstances, which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under conditions different from our assumptions.

     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Transfers of Financial Assets: We engage in securitizations and whole loan sales of our manufactured home loan receivables. Securitizations may take the form of a loan sale or a financing. We structured all loan securitizations occurring before 2003 as loan sales and all loan securitizations in 2003 and 2004 as financings for accounting purposes. In the future, we intend to structure and account for our securitizations as financings. When a loan securitization is structured as a financing, the financed asset remains on our books along with the recorded liability that evidences the financing. Income from both the loan interest spread and the servicing fees received on the securitized loans are recorded into income as earned. An appropriate allowance for credit losses is maintained on the loans. When a loan securitization is structured as a loan sale, any gains and losses are recognized in the consolidated statements of operations when control of the transferred financial asset is relinquished by the seller. In accordance with Statement of Financial Accounting Standards No. 140 “Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” certain assets and income are recorded based upon the difference between all principal and interest received from the loans sold and the following factors (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all excess contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on loans. At the time of the sale these amounts are estimated based upon a declining principal balance of the underlying loans, adjusted by an estimated prepayment and loss rate, and such amounts are capitalized using a discount rate that market participants would use for similar financial instruments. These capitalized assets are recorded as retained interests in loans sold and securitized and capitalized servicing rights. We assess the carrying value of any retained interests for impairment on a monthly basis. Any subsequent changes in fair value of the retained interests are recognized in the consolidated statements of operations. The use of different pricing models or assumptions could produce different financial results. There can be no assurance that our estimates used to determine the value of retained interests and the servicing asset valuations will remain appropriate for the life of the securitization.

     Allowance for Credit Losses: Our loan portfolio is comprised of manufactured home loans with an average loan balance of less than $50,000. The allowance for credit losses is determined at the portfolio level and computed by applying loss rate factors to the loan portfolio on a stratified basis using current portfolio performance and delinquency levels (0-30 days, 31-60 days, 61-90 days and more than 90 days delinquent). Our loss rate factors are based on historical loan loss experience and are adjusted for economic conditions and other trends affecting borrowers’ ability to repay and estimated collateral value. The allowance for loan losses represents an unallocated allowance; there are no elements of the allowance allocated to specific individual loans or to impaired loans.

     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Liability for Loans Sold With Recourse: We periodically sell manufactured home loans on a whole-loan basis. At the time of such loan sales, we recognize recourse liabilities pursuant to our future obligations, if any, to the applicable loan purchasers under the provisions of the respective sale agreements. Under existing recourse provisions, we are required to repurchase any loan contract that goes into default, as defined in the respective loan agreement, for the life of each loan sold, at an amount equal to the outstanding principal balance and accrued interest, and refund any purchase premiums. The loan purchasers have no recourse to our other assets for failure of debtors to pay when due.

     The loan pools subject to recourse provisions are comprised of manufactured home loans with an average loan balance of less than $50,000. The estimated recourse liability is calculated based on historical default rates and loss experience for pools of similar loans we originate and service. These loss rates are applied to each pool of loans subject to recourse provisions and the resulting estimated recourse liability represents the present value of the expected obligations under those recourse provisions. The loss rates are adjusted for economic conditions, other trends affecting borrowers’ ability to repay and estimated collateral value. The recourse liability is calculated at a portfolio level and there are no elements of the estimated recourse liability allocated to specific loans.

     Derivative Financial Instruments: We have periodically used derivative instruments, including forward sales of U.S. Treasury securities, U.S. Treasury rate locks and forward interest rate swaps to mitigate interest rate risk related to our loans receivable and anticipated sales or securitizations. We follow the provisions of Statement of Financial Accounting Standards No. 133 (“SFAS 133”),“Accounting for Derivative Instruments and Hedging Activities” (as amended by Statement of Financial Accounting Standards No. 149). Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in current earnings or other comprehensive income, depending on whether a derivative instrument qualifies for hedge accounting and, if so, whether the hedge transaction represents a fair value or cash flow hedge.

     Hedges are measured for effectiveness both at inception and on an ongoing basis, and hedge accounting is terminated if a derivative instrument ceases to be effective as a hedge or its designation as a hedge is terminated. In the event of termination of a hedge, any gains or losses during the period that a derivative instrument qualified as a hedge are recognized as a component of the hedged item and subsequent gains or losses are recognized in earnings.

     Derivative financial instruments that do not qualify for hedge accounting are carried at fair value and changes in fair value are recognized currently in earnings.

     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Stock Options: In connection with our formation, we adopted a stock option plan. We have elected to measure compensation cost using the intrinsic value method in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees.”

     Goodwill Impairment: The provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” require that recorded goodwill be tested for impairment on an annual basis. The initial and on-going estimate of our fair value is based on our assumptions and projections. Once determined, the amount is compared to our net book value to determine if a write-down in the recorded value of the goodwill is necessary.

Results of Operations

Comparison of the three months ended September 30, 2004 and 2003.

Net Income

     Net income increased $16.5 million to $1.7 million for the three months ended September 30, 2004 compared to a net loss of $14.8 million for the three months ended September 30, 2003. The increase is the result of an increase of $8.9 million in net interest income after loan losses, an increase of $0.9 million in non interest income and a decrease in non interest expenses of $6.7 million as described in more detail below.

Interest Income

     Interest income increased 98.3% to approximately $11.5 million compared to approximately $5.8 million. This increase resulted primarily from an increase of $300.2 million or 118.6% in average interest earning assets. The increase in interest earning assets includes approximately $35.1 million in asset backed securities of which there were none owned during the quarter ended September 30, 2003. The weighted average net interest rate on the loan receivable portfolio decreased to 8.6% compared to 9.3% due primarily to a positive change in the credit quality of the loan portfolio. Generally, higher credit quality loans will carry a lower interest rate. The weighted average net interest rate is net of any servicing fee rate resulting from securitization or sale of the loan but accounted for as a financing.

     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Interest expense decreased $1.7 million, or 31.5% to $3.7 million compared to $5.4 million. The majority of our interest expense relates to interest on our loan funding facilities. Average debt outstanding on our loan funding facilities increased $86.9 million to $370.3 million compared to $283.4 million, or 30.7%. The increase in average outstanding debt on our loan funding facilities was partially offset by a decrease in average interest rate on the total debt outstanding which was 4.0% compared to 7.6%. The higher average rate for the three months ended September 30, 2003 was due to the fact that prior to the private placement of our common stock we had to rely partially on a higher-cost fixed rate facility to fund our new originations.

     The following table presents information relative to the average balances and interest rates of our interest earning assets and interest bearing liabilities for the three months ended September 30 (dollars in thousands):

	2004			2003
	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate
Interest earning assets:
Manufactured housing loans	$493,402	$10,630	8.62%	$249,080	$5,770	9.27%
Investment securities	35,114	798	9.09%	—	—	—
Other	24,842	55	.89%	4,066	15	1.48%

Total	$553,358	$11,483	8.30%	$253,146	$5,785	9.14%

Interest bearing liabilities:
Loan funding facilities	$348,737	$3,591	4.12%	$246,808	$4,419	7.16%
Repurchase agreement - investment securities	21,554	128	2.38%	—	—	—
Notes payable — servicing advances	—	4	N/A	1,230	16	5.20%
Other	—	—	—	35,390	962	10.87%

Total	$370,291	$3,723	4.02%	$283,428	$5,397	7.62%

Net interest income and interest rate spread		$7,760	4.28%		$388	1.52%

Net yield on average interest earning assets			5.61%			.61%

     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     The following table sets forth the changes in net interest income attributable to changes in volume (change in average portfolio volume multiplied by prior period average rate) and changes in rates (change in weighted average interest rate multiplied by prior period average portfolio balance) for the three months ended September 30, 2004 compared to the three months ended September 30, 2003 (in thousands):

	Volume	Rate	Total
Interest earning assets:
Manufactured housing loans	$5,264	$(404)	$4,860
Investment securities	798	—	798
Other	46	(6)	40

Total interest income	$6,108	$(410)	$5,698

Interest bearing liabilities:
Loan funding facilities	$1,050	$(1,878)	$(828)
Repurchase agreement - investment securities	128	—	128
Notes payable — servicing advances	950	(962)	(12)
Other	1,585	(2,547)	(962)

Total interest expense	$3,713	$(5,387)	$(1,674)

Increase in net interest income			$7,372

Non-interest Income

     Non-interest income is primarily made up of loan servicing related revenue including loan servicing fees, late charges and commissions on force placed insurance. Such revenue increased $0.9 million, or 42.9% to $3.0 million compared to $2.1 million. Loan servicing revenue in the quarter ended September 30, 2003 included a $0.4 million charge to earnings as a result of a valuation adjustment on our capitalized servicing rights. The average serviced loan portfolio on which servicing fees are collected increased approximately $49.4 million, or 3.9%. The increase relates primarily to new loans originated during the quarter which are financed on our securitization facility with Citigroup. The weighted average service fee rate increased approximately .12% as our “serviced for others” portfolio, which has lower than average servicing rates, continues to pay down and as we add servicing from securitizations at higher than our average servicing portfolio rates.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Losses

     We maintain an allowance for credit losses to cover inherent losses that can be reasonably estimated for loan receivables held on our balance sheet. The level of the allowance is based principally on the outstanding balance of the contracts held on our balance sheet and historical loss trends. We also maintain a recourse liability to cover inherent losses that can be reasonably estimated on loans that we have sold in a true sale transaction but the terms of the sale included recourse provisions.

     The provision for credit losses and recourse reserves decreased $1.4 million to $1.5 million compared to $2.9 million, or 48.2%. The decrease is a result of the fact that the current “owned” portfolio of loans has a larger concentration of loans originated in the years 2002 through 2004 than was the case for the owned portfolio in 2003. A change to our underwriting practices and credit scoring model in 2002 has resulted in higher credit quality of loans originated since 2002. Total net chargeoffs increased to $2.2 million with $1.3 million being charged to the allowance for credit losses and $0.9 million being charged to the recourse liability, compared to total net chargeoffs of $2.1 million, with $1.4 million being charged to the allowance for credit losses and $0.8 million being charged to the recourse liability. As a percentage of average outstanding principal balance (including $57.8 million and $86.4 million in average principal balance of loans sold with recourse for the quarters ended September 30, 2004 and 2003, respectively) total net chargeoffs on an annualized basis decreased to 1.7% compared to 2.5%. Consistent with this trend, we expect net chargeoffs as a percentage of average outstanding principal balance to continue to decrease in the future due to the higher credit quality of loans originated in years 2002 through 2004 versus that of loans originated in years 2000 and 2001.

Non-interest Expenses

     Personnel expenses decreased approximately $1.8 million, or 25.7%, to $5.2 million compared to $7.0 million. The decrease is primarily related to a decrease in the amount of performance bonus accrued as it is anticipated that actual cash bonuses to be paid at year end will be substantially less than the previous year. The decrease in bonus expense was partially offset by an increase in salaries as the average number of full time employees increased to 270 compared to 256. During June and July of 2004, we hired 11 former employees of Chase Home Finance — Manufactured Housing (“Chase”). In May 2004 Chase announced it was exiting the manufactured housing lending business. The impact on non-interest expenses was approximately $0.5 million for the third quarter.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Prior to 2003 we used “gain on sale” accounting to account for our securitization transactions. As a result of this accounting treatment we generated certain residual interests which remain on our balance sheet. We assess the carrying value of our residual interests for impairment on a monthly basis and if it is determined there is any permanent impairment the residual interest is written down to its fair market value through a charge to earnings. There was no adjustment necessary to the carrying value of the residual interests for the three months ended September 30, 2004. For the three months ended September 30, 2003, the performance of the pool of loans that was securitized in March 2002, had deteriorated to the point that the carrying value of the residual interest was permanently impaired. Accordingly, we took a charge to earnings of approximately $3.8 million.

     Loan origination and servicing expenses increased approximately 7.1%, to $334,000 compared to $312,000. The increase is primarily a result of an increase in custodial bank fees related to the securitizations we have completed in 2004.

     Other operating expenses, which consist of occupancy and equipment, professional fees, travel and entertainment and miscellaneous expenses decreased approximately $1.2 million to $2.0 million, or approximately 37.5% compared to $3.2 million, the details of which are discussed below.

     Occupancy and equipment, office expense and telephone expense decreased a total of approximately $0.3 million to $1.1 million compared to approximately $1.4 million, or 21.4%. The decrease is primarily due to the continuing savings related to the consolidation of some of our servicing and origination functions in our Fort Worth, Texas and Southfield, Michigan offices.

     Professional fees decreased $1.2 million to $0.1 million compared to $1.3 million. The primary reason for the decrease related to a reduction in the use of outside attorneys and other professionals engaged to assist us with licensing and other activities. We have shifted more of these functions to our in house counsel.

     Travel and entertainment expenses decreased approximately $56,000 or 13.5% to $361,000 compared to $416,000, primarily as a result of a more focused and defined marketing program.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Miscellaneous expenses increased approximately $433,000 to $520,000 compared to $87,000. The increase was primarily the result of an increase of approximately $418,000 in director and officer liability insurance which was $427,000 compared to $9,000. The increase is a direct result of the additional costs incurred related to our formation as a REIT in October 2003 and our status as a publicly traded company.

     The impact of four large and damaging hurricanes this season throughout the Southeast has adversely affected us and the rest of the manufactured home industry. We expect to incur losses on some homes that were damaged or destroyed by the storms, as some insurance policies may not cover full replacement value. We currently do not expect such direct losses to be material, although we have not yet completed our review of all affected homes. Delinquencies are expected to rise as manufactured home owners must make unplanned purchases on emergency items and because their employment has been interrupted by the storms. Our servicing team is working to help these borrowers, and to limit any increased delinquency from turning into repossessions. Rises in delinquency will affect loan loss provisions in the short term, although it is too early to determine the need or amount of any increased requirement. Finally, home sales have been slowed by the storms; people have not been buying homes, and deliveries of ordered homes have been delayed due to the severe flooding in many areas. This has had an adverse effect on our origination volume which is expected to continue over the next few months.

Comparison of the nine months ended September 30, 2004 and 2003.

Net Income

     Net income increased $27.5 million to $4.0 million for the nine months ended September 30, 2004 compared to a net loss of $23.5 million for the nine months ended September 30, 2003. The increase is the result of an increase of $16.7 million in net interest income after loan losses, an increase of $2.4 million in non interest income and a decrease in non interest expenses of $8.4 million, as described in more detail below.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest Income

     Interest income increased $14.9 million, or 93.1%, to approximately $30.9 million compared to approximately $16.0 million. This increase resulted primarily from an increase of $215.8 million in average outstanding balance of the manufactured home loan receivable balance and an increase of $40.3 million in average balance of other interesting earning assets for a total increase of approximately 114.5%. The liquidity provided through the $240.0 million securitization we completed in February 2004 and the initial public offering of our common stock in March 2004, has allowed us to increase our interest earning asset portfolio at a much greater rate. The increase in interest income was lower than the increase in average interest earning assets due primarily to a positive change in the credit quality of the loan portfolio for the period. Generally, higher credit quality loans carry a lower interest rate. The weighted average interest rate (net of any imbedded servicing fee resulting from securitization transactions accounted for as financings) on the loan portfolio was 8.9% compared to 9.6%.

     Interest expense decreased $2.6 million, or 20.8%, to $10.0 million compared to $12.6 million. The majority of our interest expense relates to interest on our loan funding facilities. Average debt outstanding on our loan funding facilities increased $91.4 million, or 39.7%, to $321.7 million compared to $230.3 million. The increase in average outstanding debt on our loan funding facilities was partially offset by a decrease in average interest rate on total debt outstanding which was 3.95% compared to 6.65%. The higher average rate for the nine months ended September 30, 2003 was due to the fact that prior to the private placement and initial public offering of our common stock we had to rely partially on a higher-cost fixed rate facility to fund our new originations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     The following table presents information relative to the average balances and interest rates of our interest earning assets and our interest bearing liabilities for the nine months ended September 30 (dollars in thousands):

	2004			2003
	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate
Interest earning assets:
Manufactured housing loans	$436,685	$29,182	8.91%	$220,906	$15,943	9.62%
Investment securities	25,217	1,560	8.25%	—	—	—
Other	17,864	135	1.01%	2,763	47	2.27%

Total	$479,766	$30,877	8.58%	$223,669	$15,990	9.53%

Interest bearing liabilities:
Loan funding facilities	$321,687	$9,749	4.04%	$230,337	$10,925	6.32%
Repurchase agreement - investment securities	16,482	254	2.05%	—	—	—
Notes payable — servicing advances	739	34	6.13%	880	52	7.88%
Other	—	—	—	21,008	1,613	10.23%

Total	$338,908	$10,037	3.95%	$252,225	$12,590	6.65%

Net interest income and interest rate spread		$20,840	4.63%		$3,400	2.88%

Net yield on average interest earning assets			5.79%			2.03%

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     The following table sets forth the changes in net interest income attributable to changes in volume (change in average portfolio volume multiplied by prior period average rate) and changes in rates (change in weighted average interest rate multiplied by prior period average portfolio balance) for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 (in thousands):

	Volume	Rate	Total
Interest earning assets:
Manufactured housing loans	$14,420	$(1,181)	$13,239
Investment securities	1,560	—	1,560
Other	114	(26)	88

Total interest income	$16,094	$(1,207)	$14,887

Interest bearing liabilities:
Loan funding facilities	$2,768	$(3,944)	$(1,176)
Repurchase agreement - investment securities	266	(12)	254
Notes payable — servicing advances	1,595	(1,613)	(18)
Other	3,507	(5,120)	(1,613)

Total interest expense	$8,136	$(10,689)	$(2,553)

Increase in net interest income			$17,440

Non-interest Income

     Non-interest income is primarily made up of loan servicing related revenue including loan servicing fees, late charges and commissions on force placed insurance. Such revenue increased $1.8 million, or 25.3%, to $8.9 million compared to $7.1 million. Loan servicing revenue in the nine months ended September 30, 2003 included a $0.4 million charge to earnings as a result of a valuation adjustment on our capitalized servicing rights. The average serviced loan portfolio on which servicing fees are collected increased approximately $54.4 million, or 4.3%, to $1.33 billion compared to $1.28 billion. The weighted average service fee rate increased approximately .12% as our “serviced for others” portfolio, which has lower than average servicing rates, continues to pay down and as we add servicing from securitizations at higher than our average servicing portfolio rates.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Losses

     The provision for credit losses and recourse reserves increased $0.2 million, or 4.3%, to $4.9 million compared to $4.7 million. The increase resulted from both an increase in outstanding principal due to new loan originations and the amount of loans charged off. Total net chargeoffs increased to $7.9 million with $3.9 million being charged to the allowance for credit losses and $4.0 million being charged to the recourse liability, compared to total net chargeoffs of $6.0 million, with $3.0 million being charged to the allowance for credit losses and $3.0 million being charged to the recourse liability. As a percentage of average outstanding principal balance (including $64.8 million and $88.3 million in average principal balance of loans sold with recourse for the nine months ended September 30, 2004 and 2003, respectively) total net chargeoffs on an annualized basis decreased to 2.1% compared to 2.6%. Consistent with this trend, we expect net chargeoffs as a percentage of average outstanding principal balance to continue to decrease in the future due to the higher credit quality of loans originated in years 2002 through 2004 versus that of loans originated in years 2000 and 2001. In addition, recovery rates on repossessed homes have continued to increase in 2004 as the industry’s backlog of repossessed homes continues to fall.

Non-interest Expenses

     Personnel expenses decreased approximately $1.5 million, or 9.4%, to $14.5 million compared to $16.0 million. The decrease is primarily related to a decrease in the amount of performance bonus accrued as it is anticipated that actual cash bonuses to be paid at year end will be substantially less than the previous year. The decrease in bonus expense was partially offset by an increase in salaries as the average number of full time employees increased to 263 compared to 248. The increase in the number of full time employees is partially offset by an approximate $0.3 million decrease in the use of temporary employees. During June and July of 2004, we hired 11 former employees of Chase which in May 2004 had announced it was exiting the manufactured housing lending business. While the impact on non-interest expenses was minor for the nine months ended September 30 2004, on an annualized basis, the cost will be approximately $1.5 million.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Prior to 2003 we used “gain on sale” accounting to account for our securitization transactions. As a result of this accounting treatment we generated certain residual interests which remain on our balance sheet. We assess the carrying value of our residual interests for impairment on a monthly basis and if it is determined there is any permanent impairment the residual interest is written down to it’s fair market value through a charge to earnings. There was no adjustment necessary to the carrying value of the residual interests for the nine months ended September 30, 2004. For the nine months ended September 30, 2003, the performance of the pool of loans that was securitized in March 2002 had deteriorated to the point that the carrying value of the residual interest was permanently impaired. Accordingly, we took a charge to earnings of approximately $5.1 million.

     Loan origination and servicing expenses remained relatively flat at $0.9 million even though loan originations increased $54.3 million, or 41.5%, to $185.3 million compared to $131.0 million and the servicing portfolio has increased approximately $60.0 million, or 4.7%, to $1.34 billion compared to $1.28 billion. The ability to control these costs is primarily a result of the consolidation of the majority of our origination operations in Southfield, Michigan and the consolidation and streamlining of much of our repossession operations in our Fort Worth, Texas offices.

     Other operating expenses, which consist of occupancy and equipment, professional fees, travel and entertainment and miscellaneous expenses decreased approximately $2.0 million, or 27.8%, to $5.2 million compared to $7.2 million, the details of which are discussed below.

     Occupancy and equipment, office expense and telephone expense decreased a total of approximately $0.5 million, or 13.9%, to $3.1 million compared to approximately $3.6 million, primarily as a result of consolidating the functions performed in our Ohio office and by relocating our corporate offices and a significant amount of our loan origination functions to Southfield, Michigan in April 2003.

     Professional fees decreased $2.2 million, or 83.3%, to $0.3 million, compared to $2.5 million. The primary reasons for the decrease related to a reduction in the use of outside professionals and consultants that were used as we attempted to raise additional capital, undertook certain licensing efforts, pursued several information technology initiatives and various other legal expenses. We have made a concerted effort to shift more of these functions, when feasible, to our in house personnel.

     Travel and entertainment expenses decreased approximately $0.2 million, or 16.7%, to $1.0 million compared to $1.2 million. The decrease is primarily due to a more focused and defined marketing program.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Miscellaneous expenses increased approximately $1.1 million to $1.2 million compared to $0.1 million. The increase was primarily the result of an increase of approximately $0.8 million in director and officer liability insurance as a result of our formation as a REIT in October 2003 and an increase of approximately $0.1 million in state business taxes.

Receivable Portfolio and Asset Quality

     Net loans receivable outstanding increased 41.1% to $519.9 million at September 30, 2004 compared to $368.5 million at December 31, 2003. Loans receivable are comprised of installment contracts and mortgages collateralized by manufactured homes and in some instances real estate.

     New loan originations for the quarter ended September 30, 2004 increased 46.9% to $79.9 million compared to $54.4 million for the quarter ended September 30, 2003. The increase was due primarily to increased market share resulting from our focus on customer service and the use of technology to deliver our products and services. However, the impact of the damaging hurricanes throughout the Southeast has adversely affected us as home sales have been slowed by the storms; people have not been buying homes, and deliveries of ordered homes have been delayed due to the severe flooding in many areas. This has had an adverse effect on our origination volume which is expected to continue over the next few months.

     The following table sets forth the average loan balance, weighted average loan coupon and weighted average initial term of the loan receivable portfolio (dollars in thousands):

	September 30, December 31,
	2004	2003
Principal balance loans receivable	$527,996	$380,174
Number of loans receivable	12,378	9,154
Average loan balance	$43	$42
Weighted average loan coupon (a)	9.93%	10.23%
Weighted average initial term	21 years	22 years

(a)	The weighted average loan coupon includes an imbedded servicing fee rate resulting from securitization or sale of the loan but accounted for as a financing.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Delinquency statistics for the manufactured home loan portfolio are as follows (dollars in thousands):

	September 30, 2004			December 31, 2003
	No. of	Principal	% of	No. of	Principal	% of
Days delinquent	Loans	Balance	Portfolio	Loans	Balance	Portfolio
31-60	191	$6,786	1.3%	193	$7,068	1.9%
61-90	80	3,197	0.6%	83	2,943	0.8%
Greater than 90	174	6,988	1.3%	158	6,575	1.7%

     We define non-performing loans as those loans that are 90 or more days delinquent in contractual principal payments. For the three and nine months ended September 30, 2004 the average outstanding principal balance of non-performing loans was approximately $6.8 million and $6.5 million, respectively compared to $4.1 million for each of the three and nine months ended September 30, 2003. Non-performing loans as a percentage of average loan receivables were 1.4% and 1.5%, respectively for the three and nine months ended September 30, 2004 compared to 1.6% and 1.9% for the three and nine months ended September 30, 2003, respectively, primarily as a result of higher average balances and improved credit quality in the loan portfolio in 2004.

     The allowance for credit losses was $4.7 million at September 30, 2004 compared to $3.6 million at December 31, 2003. The increase in the allowance for credit losses is primarily due to a higher loan portfolio balance offset by chargeoffs. The allowance for credit losses as a percentage of net loans receivable was approximately .9% at September 30, 2004 compared to approximately 1.0% and December 31, 2003. Net chargeoffs were $2.2 million and $7.9 million for the three and nine months ended September 30, 2004, respectively, compared to $2.0 million and $6.0 million for the three and nine months ended September 30, 2003, respectively. Based on the analysis we performed related to the allowance for credit losses as described above under Critical Accounting Policies, we believe that our allowance for credit losses is currently adequate to cover inherent losses in our loan portfolio.

     Our asset quality statistics for the nine months ended September 30, 2004 reflect or continued emphasis on the credit quality of our borrowers and the improved underwriting and origination practices we put into place. Continued improvement in delinquency statistics and recovery rates are expected to result in lower levels of non-performing assets and net chargeoffs. However, in the short term, chargeoffs and delinquency statistics may increase slightly do to the effects of the severe hurricanes that have hit the Southeast in recent months. Long term, lower levels of non-performing assets and net chargeoffs should have a positive effect on earnings through decreases in the provision for credit losses and servicing expenses as well as increases in net interest income.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

     We require capital to fund our loan originations, acquire manufactured home loans originated by third parties and expand our loan servicing operations. At September 30, 2004, as a result of the $200 million securitization completed on September 29, 2004, we had approximately $37.3 million in available cash and cash equivalents. As a REIT, we will be required to distribute at least 90% of our taxable REIT income (as defined in the Internal Revenue Code) to our stockholders on an annual basis. Therefore, as a general matter, it is unlikely we will have any substantial cash balances that could be used to meet our liquidity needs. Instead, these needs must be met from cash provided from operations and external sources of capital. Historically, we have satisfied our liquidity needs through cash generated from operations, sales of our common and preferred stock, borrowings on our credit facilities and loan sales and securitizations.

     Cash used in operating activities during the nine months ended September 30, 2004, totaled $161.6 million versus $119.2 million for the nine months ended September 30, 2003. Cash used to originate loans increased 57.9%, or $74.6 million, to $203.4 million for the nine months ended September 30, 2004 compared to $128.8 million for the nine months ended September 30, 2003. The increased origination volume is a result of increased market share resulting from our focus on customer service and the use of technology to deliver our products and services and from the exit of several of our competitors from the manufactured home lending business. Principal collections on loans held for sale totaled $46.4 million for the nine months ended September 30, 2004 as compared to $22.5 million for the nine months ended September 30, 2003, an increase of $23.9 million, or 106.2%. The increase in collections is primarily related to the increase in the average outstanding loan portfolio balance, which was $436.7 million for the nine months ended September 30, 2004 compared to $220.9 million for the nine months ended September 30, 2003, in addition to improved credit quality and decreased delinquency as a percentage of outstanding loan receivable balance.

     Cash used in investing activities was $37.0 million in the nine months ended September 30, 2004 versus $0.9 million for the nine months ended September 30, 2003. The primary reason for the increase was the purchase of approximately $40.3 million in securitization bonds. The bonds are collateralized by manufactured home loans and are classified as held-to-maturity. The bonds were purchased at a discount to par, have weighted average contractual maturity of 28.9 years and a weighted average contractual yield of 7.68%.

     The primary sources of cash during the nine months ended September 30, 2004 were approximately $368.8 million in net proceeds from two securitized financing transactions, one completed in February 2004 and the other completed in September 2004, and approximately $73.3 million from the issuance of our common stock. Proceeds from the securitizations and from the issuance of common stock were used primarily to pay down the aggregate balances of the notes outstanding under our loan funding facility with Citigroup and to fund new loan originations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     On February 11, 2004, we completed a securitized financing transaction for approximately $240.0 million of loans, which was funded by issuing bonds in the approximate amount of $200 million, at a duration weighted average interest cost of 5.31%. We structured the transaction to issue classes of bonds with different estimated maturity dates and average lives to better meet investor demands. The outstanding balance of the 2004-A Notes issued was approximately $176.1 million at September 30, 2004. On September 29, 2004, we completed a second securitized financing transaction for approximately $200.1 million of loans, which was funded by issuing bonds in the approximate amount of $169.0 million, at a duration weighted average interest cost of 5.41%. This transaction was also structured to issue classes of bonds with different estimated maturity dates and average lives to better meet investor demands. The outstanding balance of the 2004-B Notes issued was approximately $167.0 million at September 30, 2004.

     We currently have a loan funding facility with Citigroup. Under the terms of the agreement, originally entered into in March 2003 and revised in November 2003 to split the loans into two pools, one under a note due in April 2004 and one under a note due in November 2004, we pledge loans as collateral and in turn are advanced funds. On March 30, 2004 the terms of the agreement were modified by segregating the pledged loans into three separate pools designated 2004-1A, 2004-1B and 2004-1C. The maximum advance amount on 2004-1A (for new loan production) was set at $170.0 million, the fixed advance amount on 2004-1B (for loans originated in 2003) was set at approximately $71.6 million and the maximum amount on 2004-1C (for loans acquired from third parties) was set at $150.0 million. The modification added a stratified advance rate for each pool and reduced the stated interest rate on all three pools. Additionally, the maturity date was fixed on 2004-1A at March 29, 2005, on 2004-1B at November 16, 2004 and on 2004-1C at March 28, 2006. At September 30, 2004 the outstanding balance on the notes issued under the facility was approximately $62.9 million.

     We currently are entered into two separate repurchase agreements with Citigroup for the purpose of financing the purchase of investments in two asset backed securities with principal balances of $32.0 million and $3.1 million, respectively. Under the terms of the agreements we sell our interest in the securities with an agreement to repurchase the interests at a predetermined future date at the principal amount sold plus an interest component. The securities were financed at an amount equal to 75% of the current market value as determined by Citigroup. At September 30, 2004 the repurchase agreements had outstanding principal balances of approximately $19.6 million and $1.9 million, respectively, and maturity dates of October 28, 2004 and October 6, 2004, respectively. The annual interest rates on the agreements are equal to LIBOR plus a spread. Typically the repurchase agreements are rolled over for 30 day periods when they expire.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     We currently have a revolving credit facility with Bank One. Under the terms of the facility we can borrow up to $7 million for the purpose of funding required principal and interest advances on manufactured home loans that are serviced for outside investors. Borrowings under the facility are repaid upon our collection of monthly payments made by borrowers. The outstanding balance under the facility accrues interest at the bank’s prime rate. To secure the loan, we have granted the bank a security interest in substantially all of our assets excluding securitized loans. The facility terminates on December 31, 2004. At September 30, 2004 there was no balance outstanding on this facility.

     In addition to borrowings under our credit facilities, we have fixed contractual obligations under various lease agreements. Our contractual obligations were comprised of the following as of September 30, 2004:

		Less than	1 - 3	4 - 5
	Total	1 year	years	years	Thereafter
Notes payable — Citigroup(1)	$62,882	$31,415	$31,467	$—	$—
Notes payable — 2004 A securitization (2)	176,120	3,728	14,301	9,534	148,557
Notes payable — 2004 B securitization (3)	166,848	3,531	13,979	9,319	140,019
Repurchase agreement (4)	21,552	21,552	—	—	—
Operating leases	2,417	763	1,594	60	—

Total Contractual Obligations	$429,819	$60,989	$61,341	$18,913	$288,576

(1)	Origen Financial L.L.C. and Origen Securitization Company, LLC, one of our special purpose entity subsidiaries, are borrowers, under the short-term securitization facility with Citigroup.

(2)	Origen Financial L.L.C. through a special purpose entity, Origen Manufactured Housing Trust 2004-A, is the issuer of the notes payable under the 2004 — A securitization.

(3)	Origen Financial L.L.C. through a special purpose entity, Origen Manufactured Housing Trust 2004-B, is the issuer of the notes payable under the 2004 — B securitization.

(4)	Origen Financial L.L.C. is the borrower under the Citigroup repurchase agreement.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     In May 2004, we completed an initial public offering of our common stock. In June 2004, the underwriters for the offering purchased additional shares by exercising their over-allotment option. Aggregate net proceeds from these transactions were approximately $62.9 million after the underwriter’s discount and expenses. The net proceeds were used primarily to pay down the aggregate balances of the notes outstanding under our loan funding facility with Citigroup and to fund new loan originations. The net proceeds from this offering, cash generated from operations and borrowings under our Citigroup facility will enable us to meet our liquidity needs for at least 12 months depending on market conditions which may affect loan origination volume, loan purchase opportunities and the availability of securitizations. If adverse market conditions require or if loan purchase opportunities become available, we may seek additional funds through additional credit facilities or additional sales of our common or preferred stock sooner than anticipated.

     Our long-term liquidity and capital requirements consist primarily of funds necessary to originate and hold manufactured home loans, acquire and hold manufactured home loans originated by third parties and expand our loan servicing operations. We expect to meet our long-term liquidity requirements through cash generated from operations, but we will require external sources of capital, including sales of shares of our common and preferred stock and third-party borrowings. We intend to continue to access the asset-backed securities market for the long-term financing of our loans in order to match the interest rate risk between our loans and the related long-term funding source. Our ability to meet our long-term liquidity needs depends on numerous factors, many of which are outside of our control. These factors include general market interest rate levels, the shape of the yield curve and spreads between rates on U.S. Treasury obligations and securitized bonds, all of which affect investors’ demand for securitized debt.

     The risks associated with the manufactured housing business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining asset values. In the manufactured housing business, any material decline in collateral values increases the loan-to-value ratios of loans previously made, thereby weakening collateral coverage and increasing the size of losses in the event of default. Delinquencies, repossessions, foreclosures and losses generally increase during economic slowdowns or recessions. For our finance customers, loss of employment, increases in cost-of-living or other adverse economic conditions would impair their ability to meet their payment obligations. Higher industry inventory levels of repossessed manufactured homes may affect recovery rates and result in future impairment charges and provision for losses. In addition, in an economic slowdown or recession, servicing and litigation costs generally increase. Any sustained period of increased delinquencies, repossessions, foreclosures, losses or increased costs would adversely affect our financial condition and results of operations.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

     These same risks also affect our ability to securitize loans. Continued access to the securitization market is very important to our business. Numerous factors affect our ability to complete a successful securitization, including factors beyond our control. These include general market interest rate levels, the shape of the yield curve and spreads between rates on U.S. Treasury obligations and securitized bonds, all of which affect investors’ demand for securitized debt. When these factors are unfavorable our ability to successfully complete securitization transactions is impeded and our liquidity and capital resources are affected negatively. There can be no assurance that current favorable conditions will continue or that unfavorable conditions will not return.

     Market risk is the risk of loss arising from adverse changes in market prices and interest rates. Our market risk arises from interest rate risk inherent in our financial instruments. We are not currently subject to foreign currency exchange rate risk or commodity price risk.

     Our variable rate debt, under which we paid interest at various LIBOR rates plus a spread totaled $84.4 million and $213.0 million at September 30, 2004 and September 30, 2003, respectively. If LIBOR increased or decreased by 1.0% during the nine months ended September 30, 2004 and 2003, we believe our interest expense would have increased or decreased by approximately $1.3 million and $0.8 million, respectively based on the $178.2 million and $168.1 million average balance outstanding under our variable rate debt facilities for the nine months ended September 30, 2004 and September 30, 2003, respectively. The increase or decrease in interest expense related to an increase or decrease in LIBOR is mitigated somewhat because our average variable rate debt outstanding for the nine months ended September 30, 2004 and 2003 was hedged for portions of the periods through the use of interest rate swap agreements thus minimizing the effect of changes in the benchmark LIBOR rate. We had no variable rate interest earning assets outstanding during the nine months ended September 30, 2004 or 2003.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

     The following table shows the contractual maturity dates of our assets and liabilities at September 30, 2004. For each maturity category in the table the difference between interest-earning assets and interest-bearing liabilities reflects an imbalance between repricing opportunities for the two sides of the balance sheet. The consequences of a negative cumulative gap at the end of one year suggests that, if interest rates were to rise, liability costs would increase more quickly than asset yields, placing negative pressure on earnings (dollars in thousands).

	Maturity
	0 to 3	4 to 12	1 to 5	Over 5
	months	months	years	years	Total
Assets
Cash and equivalents	$37,336	$—	$—	$—	$37,336
Restricted cash	7,821	—	—	—	7,821
Loans receivable, net	2,279	7,184	64,282	446,128	519,873
Investments	—	—	—	37,212	37,212
Furniture, fixtures and equipment, net	173	542	1,454	—	2,169
Goodwill	—	—	—	32,277	32,277
Other assets	11,913	6,913	8,613	2,523	29,962

Total assets	$59,522	$14,639	$74,349	$518,140	$666,650

Liabilities and Stockholders’ Equity
Warehouse financing	$11,147	$26,913	$24,822	$—	$62,882
Securitization financing	3,469	3,791	47,134	288,574	342,968
Repurchase agreements	21,552	—	—	—	21,552
Recourse liability	486	1,124	2,183	957	4,750
Other liabilities	15,297	510	—	665	16,472

Total liabilities	51,951	32,338	74,139	290,196	448,624

Preferred stock	—	—	—	125	125
Common stock	—	—	—	252	252
Paid-in-capital	—	—	—	219,143	219,143
Unearned stock compensation	(723)	(1,735)	(1,339)	—	(3,797)
Retained earnings	2,303	—	—	—	2,303

Total stockholders’ equity	1,580	(1,735)	(1,339)	219,520	218,026

Total liabilities and stockholders’ equity	$53,531	$30,603	$72,800	$509,716	$666,650

Interest sensitivity gap	$5,991	$(15,964)	$1,549	$8,424
Interest sensitivity gap	$5,991	$(9,973)	$(8,424)	—
Cumulative interest sensitivity gap to total interest earning assets	10.07%	(68.13%)	(11.33%)	—

Item 3. Quantitative and Qualitative Disclosures About Market Risk

     We believe the negative effect of a rise in interest rates is reduced by the anticipated securitization of our loans receivable which fixes our cost of funds associated with the loans over the lives of such loans.

     In conjunction with the loan funding facility with Citigroup, we entered into six interest rate swap agreements in an effort to manage interest rate risk on our floating rate notes payable. The interest rate swaps expired on April 12, 2004. The interest rate swaps were structured to be hedges against changes in the benchmark interest rate (LIBOR) of the floating rate notes. We designated the swaps as hedges for accounting purposes. The hedges were highly effective and had a minimal impact on the results of operations.

     In August 2004, we entered into a forward starting interest rate swap for the purpose of locking in the benchmark interest rate on our securitization transaction completed in September 2004. On the start date of the swap we would begin paying a fixed rate of 4.15% and receiving a floating rate of 1.65% on a notional balance of $170.0 million, which would approximate the expected balance of the bonds to be sold in the securitization transaction. A rise in rates during the interim period would increase our borrowing cost in the securitization, but the increase would be offset by the increased value in the right to pay a lower fixed rate during the term of the securitized deal making the hedge highly effective. Upon closing of the securitization transaction on September 29, 2004, the hedge was terminated. Because interest rates have fallen during the interim period the cost to terminate the swap was approximately $1.9 million. This cost will be amortized over the expected life of the securitization transaction.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

     The following table shows our financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments’ fair values at September 30, 2004, (dollars in thousands):

	Contractual Maturity
						There-	Total
	2004	2005	2006	2007	2008	after	fair value
Interest sensitive assets
Loans receivable	$2,279	$9,700	$10,708	$11,822	$13,050	$472,314	$519,873
Average interest rate	9.93%	9.93%	9.93%	9.93%	9.93%	9.93%	9.93%
Interest bearing deposits	44,788	—	—	—	—	—	44,788
Average interest rate	0.89%	—	—	—	—	—	0.89%
Loan sale proceeds receivable	119	422	355	303	260	933	2,392
Average interest rate	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%
Investments	—	—	—	—	—	37,212	37,212
Average interest rate	—	—	—	—	—	7.68%	7.68%
Residual interest	—	—	—	—	—	749	749
Average interest rate	—	—	—	—	—	15.00%	15.00%

Total interest sensitive assets	$47,186	$10,122	$11,063	$12,125	$13,310	$511,208	$605,014

Interest sensitive liabilities
Warehouse financing	$11,147	$27,024	$24,711	$—	$—	$—	$62,882
Average interest rate	3.24%	2.95%	3.00%	—	—	—	3.02%
Securitization financing	3,469	5,054	5,592	6,187	6,845	315,821	342,968
Average interest rate	5.34%	5.34%	5.34%	5.34%	5.34%	5.34%	5.34%
Repurchase agreements	21,552	—	—	—	—	—	21,552
Average interest rate	2.42%	—	—	—	—	—	2.42%
Recourse liability	486	1,400	779	444	303	1,338	4,750
Average interest rate	10.57%	10.57%	10.57%	10.57%	10.57%	10.57%	10.57%

Total interest sensitive liabilities	$36,654	$33,478	$31,082	$6,631	$7,148	$317,159	$432,152

Item 4. Controls and Procedures

(a)	Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, Ronald A. Klein, and Chief Financial Officer, W. Anderson Geater, Jr., the Company evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this quarterly report, pursuant to Rule 13a-15 of the Securities Exchange Act of 1934 (the “Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information the Company is required to disclose in its filings with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures

(b)	There have been no significant changes in the Company’s internal control over financial reporting during the quarterly period ended September 30, 2004, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II            OTHER INFORMATION

ITEM 2. — Changes in Securities and Use of Proceeds

On August 5, 2004, we issued 111,750 shares of common stock to directors, officers and employees pursuant to restricted stock grants made under our 2003 Equity Incentive Plan. The common stock was issued pursuant to an exemption from registration afforded by Section 4(2) of the Securities Act of 1933. No underwriters were engaged in connection with the issuance of the common stock. The recipients of the common stock represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates.

ITEM 4. — Submission of Matters to a Vote of Security Holders

On July 22, 2004, we held our Annual Meeting of Stockholders. The only matter voted upon at the meeting was the election of six directors to serve until the 2005 Annual Meeting of Stockholders or until their respective successors shall have been duly elected and qualified. The results of the election appear below:

Nominees	For	Against	Withheld
Ronald A. Klein	20,784,689	2,225,401	2,108,310
Paul A. Halpern	20,784,689	2,225,401	2,108,310
Gary A. Shiffman	20,784,689	2,225,401	2,108,310
Richard H. Rogel	23,006,600	3,490	2,108,310
James A. Williams	23,006,600	3,490	2,108,310
Michael J. Wechsler	23,006,600	3,490	2,108,310

ITEM 5. Other Information

In connection with our short term securitization facility with Citigroup Global Markets Realty Corp., Gary A. Shiffman, one of our directors, and William M. Davidson, the principal of one of our stockholders, personally guaranteed certain of our obligations. Their guaranty was limited to $10.5 million in the aggregate. On July 26, 2004, the personal guaranty was terminated.

ITEM 6. Exhibits and Reports on Form 8-K

     (a) Exhibits:

Exhibit No.	Description
31.1	Certification of Chief Executive Officer Required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

31.2	Certification of Chief Financial Officer Required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

32.1	Certification of Chief Executive Officer and Chief Financial Officer Required by Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended.

     (b) Reports of Form 8-K:

Form 8-K, dated August 3, 2004 furnished for the purpose of reporting, under Item 12 — Results of Operations and Financial Condition, the Company’s 2004 second quarter earnings and other financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 12, 2004

ORIGEN FINANCIAL, INC.
BY:	/s/ W. Anderson Geater, Jr.
W. Anderson Geater Jr., Chief
Financial Officer and Secretary (Duly authorized officer and principal financial officer)

ORIGEN FINANCIAL, INC.

EXHIBIT INDEX

Exhibit No.	Description
31.1	Certification of Chief Executive Officer Required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

31.2	Certification of Chief Financial Officer Required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

32.1	Certification of Chief Executive Officer and Chief Financial Officer Required by Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended.

EXHIBIT 31.1

CERTIFICATION REQUIRED BY
RULE 13a-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

CERTIFICATIONS

I, Ronald A. Klein, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Origen Financial, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: November 12, 2004	/s/ Ronald A. Klein

Ronald A. Klein,
Chief Executive Officer of Origen
Financial, Inc.

EXHIBIT 31.2

CERTIFICATION REQUIRED BY
RULE 13a-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

CERTIFICATIONS

I, W. Anderson Geater, Jr., certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Origen Financial, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: November 12, 2004	/s/ W. Anderson Geater, Jr.

W. Anderson Geater, Jr.,
Chief Financial Officer of Origen
Financial, Inc.

EXHIBIT 32.1

CERTIFICATION REQUIRED BY
RULE 13a-14(b) OF THE SECURITIES EXCHANGE ACT OF 1934

SECTION 1350 CERTIFICATION

     In connection with the Quarterly Report of Origen Financial, Inc. (the “Company”) on Form 10-Q for the period September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned officers, Ronald A. Klein and W. Anderson Geater, Jr., hereby certify pursuant to 18 U.S.C. Section 1350, that, to their knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Ronald A. Klein	Dated: November 12, 2004

Ronald A. Klein, Chief Executive Officer

/s/ W. Anderson Geater, Jr.	Dated: November 12, 2004

W. Anderson Geater, Jr., Chief Financial Officer